September 23, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rucha Pandit and Mara Ransom, Office of Trade & Services

Re:	MANSE USA LLC
Amendment No. 6 to Draft Offering Statement on Form 1-A
Submitted August 9, 2024
CIK No. 0001982659

Dear Ms. Pandit and Ms. Ransom:

On behalf of our client, MANSE USA LLC (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 18, 2024 (the “Comment Letter”) with respect to the Company’s draft offering statement on Form 1-A submitted August 9, 2024 (the “Offering Statement”).

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offering Statement.

We remain available to discuss with the Staff via telephone conference any of the responses set forth below, or any of the modifications to the Offering Statement.

Amendment No. 6 to Draft Offering Statement on Form 1-A

Characteristics of a Roy, page 10

1. We note your response to prior comment 2. With a view to providing enough information so that investors can understand the limitation set forth in Rule 251(d)(2)(i)(C), please consider providing an example of the operation of the investment limits on a hypothetical investor.

Company Response. The Company has revised the Offering Statement on page 10 to provide such an example.

The Algorithm, page 10

2. We note your revised disclosure in response to prior comment 3. In this regard, we note the following statements:

●	the “foregoing sources are each correlated to a given Talent’s probable future income,”

●	“[a]ccounts with a higher follow counts on Instagram (and positive trends in follower counts) command higher fees for sponsored (paid) posts;”

●	The “level of engagement on each post (i.e., the amount of users who “like,” comment on, or otherwise interact with a Talent’s Instagram post) also affects how much a Talent can charge for a sponsored post on their profile, as higher engagement among followers implies a greater likelihood of them engaging with the sponsored post;”

●	the “number of sponsored posts made by a Talent directly numbers the amount of sponsored posts that a Talent is selling to advertisers” and

●	the “geographic provenance of followers also affects how much a Talent is able to charge for a sponsored post, as followers from certain countries can be seen as more “valuable” to advertisers, depending on the product or service being advertised.”

Please provide the basis for these statements or qualify them as management’s belief.

Company Response. The Company has revised the Offering Statement on page 11 to qualify such statements as management’s belief.

The Royaltiz.com Website, page 12

3. We note your response to prior comment 5. Please supplementally confirm your understanding that securities offered pursuant to a continuous offering under Rule 251(d)(3)(i)(F) cannot be reserved for certain investors. In this regard, an issuer must be willing and ready to offer all securities qualified pursuant to such provision within 2 calendar days of qualification.

Company Response. The Company acknowledges the Staff’s comment and confirms its understanding that securities offered pursuant to a continuous offering under Rule 251(d)(3)(i)(F) cannot be reserved for certain investors.

4. We note that the illustrative sheet does not reflect the current terms of your offering. Please supplementally confirm that any information available to investors will be updated to accurately reflect the current terms of your offering and any restrictions on investors’ investments, such as the investment limits set forth in Rule 251(d)(2)(i)(C).

Company Response. The Company acknowledges the Staff’s comment and confirms that any information available to investors on the website will accurately reflect the current terms of the offering, including any restrictions on investors’ investments.

General

5. We note your disclosure that “[t]he monthly yield is equal to one-twelfth of the yearly yield” and that “[y]ield payments are paid to holders of Roys on a monthly basis.” We also note that the “minimum yield for any Roy is 2% of the Roy’s nominal value . . . per year.” Please tell us what consideration you gave to clearly articulating the i) guaranteed minimum monthly yield payments and ii) guaranteed minimum annual yield for any Roy in your Participation Agreement. Alternatively, please advise where in the Participation Agreement such discussion is available.

Company Response. The Company believes that users will be made aware of the minimum yield for a Roy by clear indications on the platform when viewing and purchasing Roys. However, the Company has revised the Participation Agreement included as Exhibit 6.1 to the Offering Statement to more clearly articulate to users what the minimum monthly and annual yield of a Roy is.

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Simon Wood at (212) 969-4333 or Frank Zarb at (202) 416-5870.

Very truly yours,

/s/ Simon Wood

cc:	Christophe Vattier
Richard Mogni
Frank Zarb